# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bukit Jalil Global Acquisition 1 Ltd., CIK 0001956055
CUSIP: G1676M105
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 31-1 Taman Miharja Phase 3B, Jalan 3/93, 2 1/2 Miles, Cheras, Kuala Lumpur, Malaysia (N8), 55200
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-24-004903
Filed by CIK 0001056491

## Reporting persons
- Fir Tree Capital Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 142,029; shared voting power 0; sole dispositive power 142,029; shared dispositive power 0; aggregate amount beneficially owned 142,029 (2.9% of the class)

## Item 1. Issuer
Name of issuer: Bukit Jalil Global Acquisition 1 Ltd.
Address of issuer's principal executive offices: 31-1 Taman Miharja Phase 3B, Jalan 3/93, 2 1/2 Miles, Cheras, 55200 Kuala Lumpur, Malaysia

## Item 2. Person Filing
Name of person filing: Fir Tree Capital Management LP
Address of principal business office or, if none, residence: 500 5th Avenue, 9th Floor, New York, New York 10110
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 142,029
Percent of class: 2.9
Sole power to vote or to direct the vote: 142,029
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 142,029
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fir Tree Capital Management LP: /s/ Brian Meyer, Brian Meyer, General Counsel (02/14/2025)